UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15(d)-16 of the Securities Exchange Act of 1934

For the Month of: February 2015

Commission File Number: 001-36136

CBD Energy Limited
(Exact name of registrant as specified in its charter)

Suite 2-Level 2
53 Cross Street
Double Bay, Sydney, NSW 2028
AUSTRALIA
(Address of principal executive offices)

N/A
(Former name or former address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.
Form 20-F ☒                        Form 40-F ☐

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Engagement of New Independent Registered Public Accounting Firm

As previously disclosed in a Report of Foreign Private Issuer on Form 6-K filed on December 2, 2014, PricewaterhouseCoopers (“PwC”), the independent registered public accounting firm for CBD Energy Limited (the “Company”), resigned from its role as auditor of the Company’s financial statements in connection with the Company’s US legal and regulatory requirements. PwC’s resignation was effective November 10, 2014.

On January 29, 2015, the Audit Committee of the Company’s Board of Directors (the “Board”), appointed HLB Mann Judd (“HLB”) as the Company’s new independent registered public accounting firm. HLB will be auditing the Company’s financial statements for the fiscal years ended June 30, 2012, June 30, 2013, and June 30, 2014. HLB expects to complete its audit by April 15, 2015. The Company expects that this appointment will enable it to file its Annual Report on Form 20-F for the fiscal year ended June 30, 2014 by April 30, 2015 as is required for the Company to maintain its listing on the Nasdaq Capital Market.

New Directors and Committee Appointments

Effective January 27, 2015, the two existing members of the Company’s Board of Directors (the “Board”), William C. Morro and Carlo Botto, by unanimous resolution, appointed John H. Chapple, Yves-Regis Cotrel, and John F. Donohue as members of the Board, subject to receipt of their written consent to serve in such capacity.  The appointment of Mr. Cotrel and Mr. Donohue became effective on January 27, 2015 and that of Mr. Chapple on February 2, 2015.

Mr. Chapple (Age 61) is President and a principal of Hawkeye Investments LLC, a private equity investment business.  Mr. Chapple has been the President at Hawkeye Investments since 2006. In this capacity he has served on the boards of directors of numerous private companies and he continues to serve on several such private boards.  During the prior five years Mr. Chapple also served on the boards of directors of the following public companies: Yahoo! Inc. until 2010, and F5 Networks Inc. and Cbeyond, Inc. until 2011.  Mr. Chapple has over 25 years of experience in the wireless communications and cable television industries during which he served as President, Chief Executive Officer, and Chairman of the Board of Nextel Partners Inc. and its subsidiaries from August 1998 until June 2006. From 1995 to 1997, Mr. Chapple was the President and Chief Operating Officer for Orca Bay Sports and Entertainment in Vancouver, B.C. During Mr. Chapple's tenure, Orca Bay owned and operated Vancouver's National Basketball Association and National Hockey League sports franchises in addition to the General Motors Place sports arena (now known as Rogers Arena). Mr. Chapple is also the past Chairman of Cellular One Group and the Personal Communications Industry Association and past Vice Chairman of the Cellular Telecommunications Industry Association and has been on the Board of Governors of the NHL and NBA.  Earlier in his career he served as an executive for McCaw Cellular Communications and subsequently AT&T Wireless Services following the merger of those companies and prior to that he served on the senior management team of American Cablesystems and Rogers Cablesystems.  Mr. Chapple has been a member of the Syracuse University Board of Trustees since 2005, and currently serves as Chairman Emeritus. He also serves on the Advisory Board for the Maxwell School of Syracuse University, the Daniel J. Evans School of Public Affairs at the University of Washington and the Apostle Islands Historic Preservation Conservancy.  Mr. Chapple received a Bachelor’s degree from Syracuse University and a Graduate Degree from Harvard University’s advanced Management Program.

Mr. Donohue (Age 54) has over twenty years of general management and operational experience in both start-up and established businesses with international activities.  He currently serves as a board member of MarqMetrix Inc., a research, development, and consulting company that provides government and commercial clients with optical measurement products and solutions.  Until 2012, Mr. Donohue was a member of the board of directors of SeaMobile, Inc., a company which he co-founded in 2004 to serve the maritime communications sector.  During his tenure at SeaMobile he held various executive operating, business development, and fund-raising roles.  During 2011, Mr. Donohue also served as Chief Operating Officer of L14, an investment firm established to own and operate wind, solar and biogas power plants Europe.  Mr. Donohue is a veteran of the telecommunications industry having served earlier in his career as Vice President of Business Development for Western Wireless International and Vice President of International Operations for McCaw Cellular Communications/AT&T Wireless Services.  He holds a Bachelor’s degree in Political Science from Union College in New York.

Mr. Cotrel (Age 62) is the Founder and retired President of Group Quietude and was previously a senior executive at Sofamor Group and its successor the Sofamor-Danek Group until its merger with Medtronic in 1999. Mr. Cotrel currently serves as a board member of several private companies. Mr. Cotrel is a French citizen who currently resides in Switzerland. Mr. Cotrel holds a MSc in Management from IAE Lille and a Bachelor of Law degree from L’Ecole de Notariat de Paris.

Each of Messrs. Cotrel, Donohue, and Chapple were appointed as members of the Board in connection with the Company’s acquisition of BlueNRGY, LLC (“BlueNRGY”). The BlueNRGY acquisition was previously disclosed in a Report of Foreign Private Issuer on Form 6-K filed on January 28, 2015, as amended on January 29, 2015 (collectively, the “January 6-K”).

Prior to the acquisition of BlueNRGY, Mr. Cotrel’s beneficial ownership interest in BlueNRGY was 22.5% and Mr. Donohue’s beneficial ownership interest in BlueNRGY was 2.0%.

Independence

Four of the five members of the Board are considered to be independent according to the Australian law definition of independence. Mr. Morro, who became an executive of the Company on February 9, 2015, is the only non-independent member of the Board.

Audit Committee

On February 9, 2015, Mr. Donohue and Mr. Botto were appointed to the Audit Committee, Mr. Morro resigned as a member of the Audit Committee, and Mr. Donohue was appointed as the Audit Committee Chairman.

Compensation Committee

On February 9, 2015, Mr. Chapple and Mr. Donohue were appointed to the Compensation Committee and Mr. Morro resigned as a member of the Compensation Committee.

Director Share Ownership

As of the date hereof, the Company ordinary shares beneficially owned by the directors are as follows:

	Shares
Director	Number	Percentage (1)

Mr. Botto	1,518,280	0.5%

Mr. Chapple	14,060,040	4.6%

Mr. Cotrel	42,419,393	14.0%

Mr. Donohue	3,313,896	1.1%

Mr. Morro	20,740,488	6.9%

(1)	Based upon 302,510,334 ordinary shares issued and outstanding as of the date hereof.

Officer Appointments

On February 9, 2015, the Board unanimously appointed Mr. Morro as the Company’s Managing Director (the equivalent of an American company’s chief executive officer) and Emmanuel Cotrel a Senior Vice President of the Company.  Mr. Pillinger was appointed as Chief Financial Officer and his continuance as Company Secretary was ratified.  As of the date hereof, the beneficial ownership of Company ordinary shares by Emmanuel Cotrel and Richard Pillinger are, respectively, 25,130,955 (8.3%) and 5,000,000 (1.7%).

Termination of Westinghouse License Agreement

As previously disclosed in the January 6-K, the Company entered into a global license agreement with Westinghouse Electric Corporation in September 2013 allowing the Company to use the brand name “Westinghouse” and the parties had until January 30, 2015 to negotiate the terms of a revised license agreement.

The license agreement expired on January 30th as the parties did not reach an agreement. The parties are currently negotiating a reinstatement of the license agreement but can be no assurance that such negotiations will be successful.

Forward-Looking Statements

This Report contains forward-looking statements that involve risks and uncertainties. In some cases, forward-looking statements can be identified by words such as “anticipates,” “expects,” “believes,” “plans,” “predicts,” and similar terms. Risks, uncertainties and assumptions that could affect the Company’s forward looking statements include, among other things, completion of the financial statement audits on the schedule described above and maintaining its listing on the Nasdaq Capital Market.  Other risks and uncertainties include, but are not limited to, those discussed under the heading “Risk Factors” in the Company’s Prospectus that was declared effective on June 12, 2014. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as result of new information, future events or otherwise.

Press Release

On February 9, 2015, the Company issued a press release related to the acquisition of BlueNRGY LLC and its exit from Voluntary Administration, a copy of which is attached to this report on Form 6-K as an exhibit.

The information contained in the press release attached as an Exhibit hereto is being furnished to the Commission and shall not be deemed incorporated by reference into any of the Registrant’s registration statements or other filings with the Commission.

Exhibits

Exhibit Number	Exhibit Description

99.1	Announcement of Business Combination of CBD Energy Limited and BlueNRGY LLC and Exit of CBD Energy Limited and Westinghouse Solar Pty Limited from Voluntary Administration

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CBD Energy Limited

February 11, 2015	By:	/s/ William Morro
William Morro Managing Director